RESIGNATION NOTICE

April 25, 2016

Multimedia Platforms Inc.
2929 East Commercial Blvd., Suite PH-D
Fort Lauderdale, Florida 33308
Attn: Board of Directors

Dear Sir or Madam,

I hereby confirm my resignation as member of the Board of Directors (the "**Board**") of Multimedia Platforms Inc., a Nevada corporation (the "**Corporation**") as of April 25, 2016. I will continue to serve as President (Print Division) and Executive Group Publisher of the Corporation.

My resignation from the Board is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

Peter A. Jackson

7111 Santa Monica Blvd., 629
West Hollywood, CA 90046
954-257-3805